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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November, 2003

Commission File Number: 000-50393

                                 NEUROCHEM INC.

                        7220 Frederick-Banting, Suite 100
                              Saint-Laurent, Quebec
                                     H4S 2A1

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                                                    Form 20-F (_) Form 40-F (X)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                              Yes (_)    No (X)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                              Yes (_)    No (X)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
                                                              Yes (_)    No (X)

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       NEUROCHEM INC.
November 10, 2003
                                           By:       /s/ David Skinner
                                               ---------------------------------
                                                       David Skinner
                                                 Director of Legal Affairs and
                                                      General Counsel
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[NEUROCHEM LOGO]

                                               NEUROCHEM INC.
                                               7220 Frederick-Banting, Suite 100
                                               Saint-Laurent, Qc H4S 2A1 Canada
________________________________________________________________________________


                      NEUROCHEM TO RELEASE Q1 2004 RESULTS



MONTREAL, Canada, November 10, 2003 - NEUROCHEM INC. (NASDAQ: NRMX, TSX: NRM)- today announced that on Wednesday, November 12, 2003, it will release its first quarter 2004 results for the period ended September 30, 2003.

The release of the results will be followed by a company-hosted teleconference at 5:00 P.M. Eastern Standard Time, November 12, 2003. During the teleconference, Dr. Francesco Bellini, Chairman and Chief Executive Officer,
Dr. Denis Garceau, Vice President, Drug Development, and Mr. Claude Michaud, Senior Vice-President, Finance and Chief Financial Officer will present the progress of the company over the first quarter as well as its financial results.

To participate in the teleconference, please dial the following number approximately 10 minutes prior to the start of the teleconference:
1-800-259-0960. A replay of the teleconference will be available for one week (until November 19, 2003), commencing one hour after the end of the teleconference. The instant replay number is 1-800-558-5253, code 21166010#.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's staged pipeline of proprietary, disease-modifying, oral products addresses critical unmet medical needs. Fibrillex(TM), designated an orphan drug, is in a Phase II/III clinical trial for AA amyloidosis. Alzhemed(TM) has completed a Phase II clinical trial. Cerebril(TM) is in a Phase II trial for the prevention of hemorrhagic stroke caused by cerebral amyloid angiopathy. Neurochem is also developing a product for the potential treatment of epileptic seizures induced by traumatic brain injury. For additional information on Neurochem, please visit our website at:
(www.neurochem.com)

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation as well as other risks included in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on the forward-looking statements included in this news release.

These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.

FOR FURTHER INFORMATION, PLEASE CONTACT:

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
Dr. Lise Hebert                                        Nathalie Bourque
Vice President, Corporate Communications               National Public Relations
lhebert@neurochem.com                                  nbourque@national.ca
Tel: (514) 337-4646                                    Tel: (514) 843-2309
Fax: (514) 337-5339                                    Fax: (514) 843-6976

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